UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 14, 2006

Mr. Michael J. Jacobson
Blue Dolphin Energy Company
801 Travis, Suite 2100
Houston, Texas 77002



      Re:	Blue Dolphin Energy Company
		Registration Statement on Form S-3
      Filed May 15, 2006
		File No. 333-134151

		Form 10-QSB for the quarterly period ended March 31,
2006
		Filed May 15, 2006
		File No. 000-15905

Dear Mr. Jacobson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-3 filed May 15, 2006

Selling Stockholders, page 11

1. Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received the shares as compensation for investment banking services.
Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 13

2. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures, page 59

3. We note your disclosure that "[o]ther than the changes discussed above, there have been no changes made in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the internal control over financial reporting, during the period covered by this report." Please ensure that you avoid language similar to that quoted above in future filings. When applicable, you must state clearly that there were changes in your internal control over financial reporting that occurred during the relevant quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the quarterly period ended March 31, 2006

Controls and Procedures, page 21

4. We note your disclosure that your "the Chief Executive Officer and
Principal Accounting and Financial Officer concluded that [y]our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

5. Provide the disclosure required by Item 308(c) of Regulation S-
B.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	VIA FACSIMILE
	Nick D. Nicholas
      Porter & Hedges LLP
      713-226-6237
Mr. Michael J. Jacobson
Blue Dolphin Energy Company
June 14, 2006
Page 4